

Mail Stop 3561

February 9, 2016

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

> **Re: Media Assets Group, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed January 22, 2016**
> **File No. 024-10486**

Dear Mr. Berner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2016 letter.

Part I of Form 1-A: Item 4

1. We note that you indicate here that the portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders to be $532,500.00. However in the Offering Circular you indicate that $732,500 are being sold by selling shareholders. Please revise for consistency throughout.

 Part II of Form 1-A

Offering Circular

2. We note your response to our prior comment 2 and your revision that the selling shareholder shares will be offered at the fixed price until the shares are quoted on the

OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, if applicable. However, the final rules amending Regulation A restrict all "at the market" secondary offerings. See Final Rule: Amendments to Regulation A (SEC Release No. 33-9741). As such, please clarify the fixed price at which the selling shareholder shares will be offered for the duration of the offering. Refer also to Rule 251(d)(3)(ii) of Regulation A.

Exhibit 1A-11

3. We note that in response to our prior comment 4, you have revised your filing to include as an exhibit, the report of your independent public accountant with a revised date of January 21, 2016. However, our prior comment asked you to file as an exhibit, a consent from your independent public accounting firm, stating that they consent to the use in this Offering Statement of their report relating to the audit of the financial statements for the period ended September 15, 2015, and to reference their firm in any parts of the filing you opt to reference them, such as the Experts section. Note that this consent should be currently dated in future amendments. Also, please note that the report of your independent public accountant should be dated as of the date on which the auditor has obtained sufficient appropriate audit evidence on which to base the auditor's opinion on the financial statements, unless there have been subsequent events that require adjustment to the audit report as set forth in AU-C Section 560, and should not just be updated to reflect the current date. Please revise as necessary.

You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure